UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  12)*

Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Gonzalo Urquijo Fernández de Araoz

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Abengoa Concessions Investments Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 10, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Names of Reporting Persons: Abengoa Concessions, S.L.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 10, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Names of Reporting Persons: Abengoa Solar, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 10, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Names of Reporting Persons: ACIL Luxco2 S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 10, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Names of Reporting Persons: Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 10, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

Item 1.                                 Security and Issuer

This Amendment No. 12 (“Amendment No. 12”) amends the Statement on Schedule 13D filed on June 24, 2015 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed on July 13, 2015 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed on September 29, 2015 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed on October 29, 2015 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13 (“Amendment No. 5”), the Amendment No. 6 to the Original Schedule 13D filed on December 31, 2015 (“Amendment No. 6”), the Amendment No. 7 to the Original Schedule 13D filed on March 24, 2016 (“Amendment No. 7”), the Amendment No. 8 to the Original Schedule 13D filed on September 23, 2016 (“Amendment No. 8”), the Amendment No. 9 to the Original Schedule 13D filed on March 31, 2017 (“Amendment No. 9”), the Amendment No. 10 to the Original Schedule 13D filed on March 9, 2018 (“Amendment No. 10”) and the Amendment No. 11 to the Original Schedule 13D filed on April 16, 2018 (“Amendment No. 11” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 12, the “Schedule 13D”) and is jointly filed by the Reporting Persons with respect to the ordinary shares of Atlantica Yield plc (“Atlantica Yield” or the “Issuer”), having a nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

This Amendment No. 12 is being filed to disclose an amendment to the option and right of first refusal agreement dated November 1, 2017, between Algonquin, Abengoa and ACIL Luxco 1 (the “Option Agreement”) pursuant to which Algonquin will acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1, subject to closing conditions.

Item 4.                                 Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons originally purchased the Ordinary Shares in the IPO for investment purposes. The Reporting Persons originally purchased the PIPE Shares for investment purposes and to maintain their controlling stake in the Issuer.

On July 13, 2015, ACI sold 2,000,000 shares in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144 under the Securities Act (“Rule 144 Sale”) to a market maker at a sale price of $31.00 per share for gross proceeds of $62,000,000. The Rule 144 Sale was effected as a sale of a single block of 2,000,000 Ordinary Shares.

The purpose of the Rule 144 Sale was to reduce the Reporting Persons’ shareholding in the Issuer to below 50%, consistent with its disclosed objective at that time of maintaining a long-term stake in the Issuer in the range of 40-49% of the Issuer’s Ordinary Shares. Abengoa had also indicated its intention to reinforce the role of independent directors of the Issuer in order to effectively transfer control of the Issuer. The information under “Memorandum of Understanding” in Item 6 is hereby incorporated by reference.

Further to Abengoa’s intention to monetize its shares in the Issuer as outlined in Abengoa’s updated viability plan and financial restructuring terms published on August 16, 2016, on November 1, 2017, Abengoa announced the intended sale of 25.0% of the Issuer’s Ordinary Shares to APUC. Pursuant to the AAGES MOU, on January 31, 2018, APUC and Abengoa established the joint venture company AAGES, which is owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. On March 5, 2018, APUC and AAGES entered into the AAGES JV Agreement, which supersedes the AAGES MOU. On January 31, 2018, APUC and AAGES also incorporated AY Holdings for the purpose of holding the Issuer’s shares. Following certain approvals and waivers by the relevant government authorities and the satisfaction of other conditions precedent under the Share Purchase Agreement, the transaction completed on March 9, 2018, for a total consideration of $607,567,138.75, or $24.25 per share. The Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on the same date. APUC has transferred the Ordinary Shares acquired pursuant to the Share Purchase Agreement to AY Holdings, over which APUC has sole power to nominate directors for appointment. The acquisition of the shares by AY Holdings was not financed by the Reporting Persons. The Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares held by AY Holdings.

Further, under the Option Agreement and the binding term sheet to amend the Option Agreement, APUC, directly or through an  assignee, has a right to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1, which it exercised on April 17, 2018 for a total purchase price of approximately $345 million at a price of $20.90 per share, subject to the approval of the Department of Energy of the United States and certain other closing conditions. Upon satisfaction of the closing conditions, the Reporting Persons will have no remaining equity interest in the Issuer. On November 19, 2018, Algonquin, Abengoa and ACIL Luxco 1 entered into an amended and restated option agreement (the “Amended and Restated Option Agreement”) further amending the terms and conditions of the Option Agreement pursuant to which Algonquin will close on the purchase of the remaining 16.47% aggregate equity interest in the Issue held by ACIL Luxco 1.

In line with Abengoa’s previously disclosed objective of monetizing its shares in the Issuer, the Reporting Persons currently intend to dispose of their remaining shares in the Issuer (as contemplated by the immediately foregoing paragraph). However, the Reporting Persons may at any time formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the section “Option Agreement, as amended” as follows:

Option Agreement, as amended

On November 1, 2017, ACIL Luxco 1, Algonquin, and Abengoa entered into the Option Agreement. Under the Option Agreement, Algonquin (directly or through an assignee) has a right to acquire ACIL Luxco 1’s remaining 16.47% aggregate equity interest in the Issuer.  On April 16, 2018, Algonquin and Abengoa entered into binding term sheet to amend the Option Agreement, and following execution of the term sheet, Algonquin exercised the option to acquire ACIL Luxco 1’s remaining 16.47% aggregate equity interest in the Issuer.  On November 19, 2018, ACIL Luxco 1, Algonquin, and Abengoa entered into the Amended and Restated Option Agreement further amending the Option Agreement.

Algonquin’s acquisition of ACIL Luxco 1’s remaining 16.47% aggregate equity interest in the Issuer is subject to certain conditions, including approval by the Department of Energy of the United States, that must be satisfied or waived on or prior to November 27, 2018.

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit No.	Description
11	Amended and Restated Option Agreement dated November 19, 2018.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018

ABENGOA, S.A.

By:	/s/ Joaquin Fernandez de Piérola Marín
Name: Joaquin Fernandez de Piérola Marín
Title: CEO of Abengoa, S.A.

By:	/s/ Gonzalo Urquijo Fernández de Araoz
Name: Gonzalo Urquijo Fernández de Araoz
Title: Chairman

ABENGOA CONCESSIONS, S.L.

By:	/s/ Joaquin Fernandez de Piérola Marin
Name: Joaquin Fernandez de Piérola Marin
Title: Representative of Abengoa, S.A., sole director of the company

ABENGOA SOLAR, S.A.

By:	/s/ Joaquin Fernandez de Piérola Marin
Name: Joaquin Fernandez de Piérola Marín
Title: Representative of Abengoa, S.A., sole director of the company

ABENGOA CONCESSIONS INVESTMENTS LIMITED

By:	/s/ Joaquin Fernandez de Piérola Marín
Name: Joaquin Fernandez de Piérola Marín
Title: Director

ACIL Luxco2 S.A.

By:	/s/ Joost Mees and Robert van’t Hoeft
Name: Joost Mees and Robert van’t Hoeft
Title: Directors

SCHEDULE B

Certain information relating to the Separately Filing Group Members (1)

Separately Filing Group Member
Outstanding shares
Beneficial ownership and voting % of outstanding shares

ACIL Luxco1 S.A.

16,503,348*

16.47%**

ABG Orphan Holdco S.à r.l.

16,503,348*

16.47%**

Stichting Seville

16,503,348*

16.47%**

(1) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed separately by each Separately Filing Group Member, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 10, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.